SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8 (a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:	Evergreen Global Dividend Opportunity Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

Evergreen Global Dividend Opportunity Fund
200 Berkeley Street
Boston, Massachusetts 02116-5034

Telephone Number (including area code):

(617) 210-3200

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

YES X	NO __

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Charlotte, and the State of North Carolina on the 16th day of January, 2007.

Evergreen Global Dividend Opportunity Fund

(Name of Registrant)

By /s/ Dennis H. Ferro
Dennis H. Ferro

President

Attest: /s/ Maureen E. Towle

Maureen E. Towle

Assistant Secretary

The name Evergreen Global Dividend Opportunity Fund is the designation of the Trustees under the Amended and Restated Agreement and Declaration of Trust, dated January 11, 2007 as may be amended from time to time. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.